SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168913101	13D	Page 2 of 16

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 168913101	13D	Page 3 of 16

1	NAMES OF REPORTING PERSONS The Carlyle Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 168913101	13D	Page 4 of 16

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 168913101	13D	Page 5 of 16

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN (Québec société en commandite)

CUSIP No. 168913101	13D	Page 6 of 16

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

CUSIP No. 168913101	13D	Page 7 of 16

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN (Delaware Cayman Islands exempted limited partnership)

CUSIP No. 168913101	13D	Page 8 of 16

1	NAMES OF REPORTING PERSONS CAGP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 168913101	13D	Page 9 of 16

1	NAMES OF REPORTING PERSONS CAGP General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,506,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,506,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 168913101	13D	Page 10 of 16

1	NAMES OF REPORTING PERSONS Carlyle Asia Growth Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,271,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,271,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,271,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 168913101	13D	Page 11 of 16

1	NAMES OF REPORTING PERSONS CAGP III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,432
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

Explanatory Note

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as amended to date, (the “Statement”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of China Recycling Energy Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 5.	Interest in Securities of the Issuer

Item 5(a) – (b) of the Statement is amended and restated in its entirety by inserting the following information:

The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 83,084,035 shares of Common Stock outstanding as of November 13, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	5,506,420	6.6%	0	5,506,420	0	5,506,420
The Carlyle Group, L.P.	5,506,420	6.6%	0	5,506,420	0	5,506,420
Carlyle Holdings II GP L.L.C.	5,506,420	6.6%	0	5,506,420	0	5,506,420
Carlyle Holdings II L.P.	5,506,420	6.6%	0	5,506,420	0	5,506,420
TC Group Cayman Investment Holdings, L.P.	5,506,420	6.6%	0	5,506,420	0	5,506,420
TC Group Cayman Investment Holdings Sub, L.P.	5,506,420	6.6%	0	5,506,420	0	5,506,420
CAGP, Ltd.	5,506,420	6.6%	0	5,506,420	0	5,506,420
CAGP General Partner, L.P.	5,506,420	6.6%	0	5,506,420	0	5,506,420
Carlyle Asia Growth Partners III, L.P.	5,271,988	6.3%	0	5,271,988	0	5,271,988
CAGP III Co-Investment, L.P.	234,432	0.3%	0	234,432	0	234,432

Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are the record holders of 5,271,988 and 234,432 shares, respectively, of Common Stock of China Recycling Energy Corporation. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of CAGP, Ltd., which is the general partner of CAGP General Partner, L.P., which is the general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. Accordingly, each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CAGP, Ltd. and CAGP General Partner, L.P. may be deemed to share beneficial ownership of the shares of the common stock owned of record by each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

From the date of the most recent amendment to this Schedule 13D through December 29, 2015, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. disposed of 888,358 and 39,526 shares of Common Stock, respectively, in a series of transactions at prices ranging from $0.3650 to $0.4500 per share in open market transactions on the Nasdaq Global Market Stock Exchange and the Nasdaq Capital Market. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
November 23, 2015	20,610	$0.4150
December 1, 2015	93,200	$0.4150
December 2, 2015	497,739	$0.4271
December 7, 2015	8,400	$0.3724
December 8, 2015	74,069	$0.3697
December 9, 2015	30,454	$0.3650
December 16, 2015	148	$0.3650
December 22, 2015	63,365	$0.3650
December 23, 2015	49,208	$0.3650
December 24, 2015	33,200	$0.3650
December 28, 2015	46,741	$0.3650
December 29, 2015	10,750	$0.3698

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer since the most recent filing on Schedule 13D.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated September 11, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

24	Power of Attorney (incorporated by reference to Exhibit 24 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CAGP LTD.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director